

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2023

Greg Klein
Co-Chief Executive Officer
TKB Critical Technologies 1
400 Continental Blvd, Suite 600
El Segundo, CA 90245

>   **Re: TKB Critical Technologies 1**
>   **Preliminary Proxy Statement filed on Schedule 14A**
>   **Response dated January 5, 2023**
>   **File No. 001-40959**

Dear Greg Klein:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Real Estate & Construction

cc: Melissa Curvino, Esq.